                                                                    EXHIBIT 99.1

                                  Risk Factors

This Annual Report on Form 10-K includes various forward-looking statements about Domino's that are subject to risks and uncertainties. Forward-looking statements include information concerning future results of operations, and business strategy. Also, statements that contain words such as "believes," "expects," "anticipates," "intends," "estimated" or similar expressions are forward-looking statements. We have based these forward looking statements on our current expectations and projections about future events. While we believe these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including the following factors. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report on Form 10-K might not occur.

Our substantial indebtedness could adversely affect our financial health and severely limit our ability to plan for or respond to changes in our business. In addition, we are permitted to incur substantially more debt in the future, which could aggravate these risks described below.

To finance the 1998 recapitalization, we have incurred a significant amount of indebtedness. Further, the terms of the indenture relating to our senior subordinated notes permit us to incur substantial indebtedness in the future, including up to an additional $100 million under our revolving credit facility. Our ability to make payment on and to refinance our indebtedness will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations and available borrowings under our revolving credit facility will be adequate to meet our liquidity needs over the next several years.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our revolving credit facility in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If we cannot generate sufficient cash flow from operations to pay our indebtedness when due, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures, or seek additional equity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all or that any other action can be effected on satisfactory terms, if at all.

Our substantial indebtedness could have other important consequences. For example, it could:

               . increase our vulnerability to general adverse economic and industry conditions;

               . require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for other purposes;

               . limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, thereby placing us at a competitive disadvantage compared to our competitors that may have less debt;

               . limit, by the financial and other restrictive covenants in the indebtedness, among other things, our ability to borrow additional funds; and

               . have a material adverse effect on us if we fail to comply with the covenants in our indebtedness because such failure could result in an event of default which, if not cured or waived, could result in a substantial amount of our indebtedness becoming immediately due and payable.

The pizza delivery market is highly competitive, and increased competition could adversely affect our operating results.

We believe we compete on the basis of product quality, delivery time, service and price. We compete in the United States against three national chains, Pizza Hut, Papa John's and, to a lesser extent, Little Caesars, along with regional and local concerns. Although we believe we are well positioned to compete because of our leading market position, focus and expertise in the pizza delivery business and strong national brand name recognition, we could experience increased competition from existing or new companies and loss of market share, which could have an adverse effect on our operating results.

We also compete on a broader scale with other international, national, regional and local restaurants and quick-service eating establishments. The overall food service industry and the quick-service eating establishment segment are intensely competitive with respect to food quality, price, service, convenience and concept, and are often affected by changes in consumer tastes; national, regional or local economic conditions; currency fluctuations to the extent international operations are involved; demographic trends; and disposable purchasing power. We compete within the food service industry and the quick-service eating establishment segment not only for customers, but also for management and hourly personnel, suitable real estate sites and qualified franchisees.

We do not have written contracts with most of our suppliers, and as a result they could seek to significantly increase prices or fail to deliver as required.

We have historically had long-lasting relationships with our suppliers. More than half of our major suppliers have been with us for over 15 years. We typically rely on oral rather than written contracts with our suppliers. Although we have not experienced significant problems with our suppliers, there can be no assurance that our suppliers will not implement significant price increases or that suppliers will meet our requirements in a timely fashion, if at all. The occurrence of any of the foregoing could have a material adverse effect on our operating results.

Increases in food, labor and other costs could adversely affect our profitability and operating results.

An increase in our operating costs could adversely affect our profitability. Factors such as inflation, increased food costs, increased labor and employee benefit costs, energy costs and the availability of qualified management and hourly employees may adversely affect our operating costs. Most of the factors affecting costs are beyond our control. Most products used in our pizza, particularly cheese, are subject to price fluctuations, seasonality, weather, demand and other factors. Labor costs are primarily a function of minimum wage and availability of labor. Cheese and labor costs of a typical store represent a significant percentage of store sales, respectively, although we only bear such costs at our Company-owned stores.

If we fail to successfully implement our growth strategy, our ability to increase our revenues and operating profit could be adversely affected.

We have grown rapidly in recent periods. We intend to continue our growth strategy primarily by increasing the number of our domestic and international stores. We and our franchisees face many challenges in opening new stores, including, among others:

               .   selection and availability of suitable store locations;

               .   negotiation of acceptable lease or financing terms;

               . securing of required domestic or foreign governmental permits and approvals; and

               .   employment and training of qualified personnel.

The opening of additional franchises also depends, in part, upon the availability of prospective franchisees who meet our criteria. Our failure to add a significant number of new stores would adversely affect our ability to increase revenue and operating income. In addition, although we have successfully tested certain non-traditional store concepts, we cannot predict with certainty the success of the concept on a widespread basis.

Our international operations subject us to additional risks which may differ in each country in which we do business.

Our financial condition and results of operation may be adversely affected when global markets in which our franchised stores compete are affected by changes in political, economic or other factors. These factors over which neither we nor our franchisees have control may include changes in exchange rates, inflation rates, recessionary or expansive trends, tax changes, legal and regulatory changes or other external factors. We are currently planning to expand our international operations which may increase the effect of these factors.

Our business depends on the retention of our current senior executives and the recruitment and retention of qualified personnel

Our success will continue to depend to a significant extent on our executive team and other key management personnel. We have entered into employment agreements with certain of our executive officers. There can be no assurance that we will be able to retain our executive officers and key personnel or attract additional qualified management. Our success also will continue to depend on our ability to attract and retain qualified personnel to operate our stores, distribution centers and international operations. The loss of these employees or our inability to recruit and retain qualified employees could have a material adverse effect on our operating results.

The ability of the Company to take major corporate actions is limited by the TISM stockholders agreement.

In connection with the recapitalization, all of the stockholders of TISM entered into a stockholders agreement which provides, among other things, that the approval of the holders of a majority of the voting stock of TISM subject to the stockholders agreement will be required for TISM or its subsidiaries, including the Company, to take various specified actions, including among others, major corporate transactions such as a sale or initial public offering, acquisitions and divestitures, financings, recapitalizations and mergers, as well as other actions such as hiring and firing senior managers, setting management compensation and establishing capital and operating budgets and business plans. Pursuant to the stockholders agreement and the Articles of Incorporation of TISM, the Bain Capital funds will have the power to block any such transaction or action and to elect up to half of the Board of Directors of TISM.

We may not have the ability to raise the funds necessary to finance the change of control offer required by our indenture.

Upon the occurrence of certain specific kinds of change of control events, we must offer to repurchase all outstanding Notes. It is possible, however, that we will not have sufficient funds at the time of the change of control to make the required repurchase of the Notes or that restrictions in our senior credit facilities will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change of control under the indenture.

The occurrences of certain of the events that would constitute a change of control under the indenture would constitute a default under the senior credit facilities. Our senior indebtedness and the senior indebtedness of our subsidiaries may also contain prohibitions of certain events that would constitute a change of control. Moreover, the exercise by the holders of the Notes of their right to require us to repurchase the Notes could cause a default under such senior indebtedness, even if the change of control itself does not, due to the financial effect on us of such repurchase. The terms of the senior credit facilities will, and other senior debt may, prohibit the prepayment of the Notes by us prior to their scheduled maturity except as allowed under the senior credit facility. Consequently, if we are not able to prepay the indebtedness under the senior credit facilities and any other senior indebtedness containing similar restrictions, we will be unable to fulfill our repurchase obligations if holders of the Notes exercise their repurchase rights following a change of control, thereby resulting in a default under the indenture. A default under the indenture or senior credit facility could have a material adverse effect on our business, financial condition and results of operations.

There can be no assurance that our current insurance coverage will be adequate, that insurance premiums for such coverage will not increase or that in the future we will be able to obtain insurance at acceptable rates, if at all.

The Company's health insurance program provides coverage for life, medical, dental and accidental death and dismemberment (AD&D) claims. Self-insurance limitations for medical and dental per a covered individual's lifetime are $2.0 million in 2001, 2000 and 1999. The AD&D and life insurance components of the health insurance program are fully insured by the Company through third-party insurance carriers. During December 1998, the Company entered into a guaranteed cost, combined casualty insurance program that is effective for the period from December 1998 to December 2001. This program covers insurance claims on a first dollar basis for workers' compensation, general liability and owned and non-owned automobile liabilities. Total insurance limits under this program are $106.0 million per occurrence for general liability and owned and non-owned automobile liabilities and up to the applicable statutory limits for workers' compensation. The Company was partially self-insured for workers' compensation, general liability and owned and non-owned automobile liabilities for certain periods prior to December 1998. During December 2001, the Company entered into a new self-insurance program for workers' compensation, general liability and owned and non-owned automobile liabilities to replace the expiring guaranteed cost program. The Company is liable up to $1.0 million per occurrence under this program. Total insurance limits under this program are $106.0 million per occurrence for general liability and owned and non-owned automobile liabilities and up to the applicable statutory limits for workers' compensation. We also maintain commercial property liability, employment and directors and officers insurance. These policies provide a variety of coverages and are subject to various limitations, exclusions and deductibles. There can be no assurance that such liability limitations will be adequate, that insurance premiums for such coverage will not increase or that in the future we will be able to obtain insurance at acceptable rates, if at all. Any such inadequacy of or inability to obtain insurance coverage could have a material adverse effect on our business, financial condition and results of operations.